Exhibit 99.1

TEMBEC INC. CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of Canadian dollars)

		Sept. 28,
	June 28,	2013
	2014	(note 2)

ASSETS
Current assets:
Cash and cash equivalents	$26	$73
Restricted cash	3	1
Trade and other receivables	174	157
Income tax receivable	5	-
Inventories (note 3)	265	237
Prepaid expenses	11	6
Assets classified as held for sale	5	7
	489	481

Property, plant and equipment (note 4)	600	496
Biological assets	2	5
Employee future benefits	33	24
Other long-term receivables	9	10
Deferred tax assets	6	5
	$1,139	$1,021

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans (note 5)	$87	$57
Trade, other payables and accrued charges	211	195
Interest payable	2	10
Income tax payable	-	8
Provisions	5	6
Current portion of long-term debt (note 6)	19	16
	324	292

Long-term debt (note 6)	438	369
Provisions	11	12
Employee future benefits	125	127
Other long-term liabilities	2	2
	900	802

Shareholders' equity:
Share capital	568	567
Deficit	(344)	(354)
Accumulated other comprehensive earnings	15	6
	239	219
	$1,139	$1,021

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS)

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

	Quarters		Nine months
	2014	2013	2014	2013
		(note 2)		(note 2)
Sales	$404	$399	$1,120	$1,182
Freight and other deductions	55	54	143	158
Lumber export taxes	-	1	-	2
Cost of sales (excluding depreciation and amortization)	302	296	864	892
Selling, general and administrative	15	18	50	56
Share-based compensation	2	-	2	1
Depreciation and amortization	9	9	26	29
Other items (note 8)	(13)	3	(21)	28
Operating earnings	34	18	56	16

Interest, foreign exchange and other	10	10	28	32
Exchange loss (gain) on long-term debt	(12)	11	11	21
Net finance costs (income) (note 9)	(2)	21	39	53
Earnings (loss) before income taxes	36	(3)	17	(37)

Income tax expense (note 10)	6	4	13	16
Net earnings (loss)	$30	$(7)	$4	$(53)

Basic and diluted net earnings (loss) in dollars per share (note 7)	$0.30	$(0.07)	$0.04	$(0.53)

TEMBEC INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars)

	Quarters		Nine months
	2014	2013	2014	2013
		(note 2)		(note 2)
Net earnings (loss)	$30	$(7)	$4	$(53)

Other comprehensive earnings (loss), net of income taxes:
Items that will never be reclassified to earnings (loss):
Defined benefit pension plans and other benefit plans (note 11)	(2)	34	7	107
Income tax recovery (expense)	1	-	(1)	-
	(1)	34	6	107
Items that may be reclassified to earnings (loss) in future periods:
Foreign currency translation differences for foreign operations	(9)	8	9	12
Other comprehensive earnings (loss) for the period	(10)	42	15	119
Total comprehensive earnings	$20	$35	$19	$66

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Quarters ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars)

		Quarter ended June 28, 2014
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, March 29, 2014	$567	$24	$(373)	$218

Net earnings for the period	-	-	30	30
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 11)	-	-	(2)	(2)
Income tax recovery	-	-	1	1
Foreign currency translation differences for foreign operations	-	(9)	-	(9)
Issue of warrants (note 7)	1	-	-	1

Balance - end of period, June 28, 2014	$568	$15	$(344)	$239

		Quarter ended June 29, 2013 (note 2)
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, March 30, 2013, as restated	$567	$(5)	$(428)	$134

Net loss for the period	-	-	(7)	(7)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 11)	-	-	34	34
Foreign currency translation differences for foreign operations	-	8	-	8
Issue of warrants	-	-	-	-

Balance - end of period, June 29, 2013	$567	$3	$(401)	$169

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars)

		Nine months ended June 28, 2014
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of year, September 28, 2013	$567	$6	$(354)	$219

Net earnings for the period	-	-	4	4
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 11)	-	-	7	7
Income tax expense	-	-	(1)	(1)
Foreign currency translation differences for foreign operations	-	9	-	9
Issue of warrants (note 7)	1	-	-	1

Balance - end of period, June 28, 2014	$568	$15	$(344)	$239

		Nine months ended June 29, 2013 (note 2)
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of year, September 29, 2012	$564	$(9)	$(455)	$100

Net loss for the period	-	-	(53)	(53)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 11)	-	-	107	107
Foreign currency translation differences for foreign operations	-	12	-	12
Issue of warrants	3	-	-	3

Balance - end of period, June 29, 2013	$567	$3	$(401)	$169

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars)

	Quarters		Nine months
	2014	2013	2014	2013
		(note 2)		(note 2)
Cash flows from operating activities:
Net earnings (loss)	$30	$(7)	$4	$(53)
Adjustments for:
Depreciation and amortization	9	9	26	29
Net finance costs (note 9)	(2)	21	39	53
Income tax expense (note 10)	6	4	13	16
Income tax paid	(7)	(5)	(27)	(13)
Excess cash contributions over employee future benefits expense	(3)	(8)	(16)	(25)
Impairment loss (note 8)	-	-	-	22
Loss (gain) on sale of assets (note 8)	(14)	1	(35)	(1)
Settlement loss on pension plan (note 8)	-	-	7	-
Other	-	1	4	(2)
	19	16	15	26

Changes in non-cash working capital:
Trade and other receivables	(22)	19	(14)	23
Inventories	46	34	(28)	3
Prepaid expenses	(2)	4	(4)	(1)
Trade, other payables and accrued charges	(19)	(36)	16	(34)
	3	21	(30)	(9)
	22	37	(15)	17

Cash flows from investing activities:
Disbursements for property, plant and equipment	(44)	(31)	(119)	(93)
Proceeds from sale of assets (note 8)	16	97	40	99
Change in restricted cash	5	1	(2)	5
Other	-	1	-	2
	(23)	68	(81)	13

Cash flows from financing activities:
Change in operating bank loans	7	(29)	30	(11)
Increase in long-term debt	23	4	64	28
Repayments of long-term debt	(3)	(3)	(5)	(5)
Interest paid	(22)	(19)	(43)	(38)
	5	(47)	46	(26)
	4	58	(50)	4
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	(1)	2	3	3
Net increase (decrease) in cash and cash equivalents	3	60	(47)	7

Cash and cash equivalents, beginning of period	23	34	73	87
Cash and cash equivalents, end of period	$26	$94	$26	$94

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Quarters ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars)

						Quarter ended June 28, 2014
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$94	$126	$95	$89	$-	$-	$404
Internal	14	-	7	-	4	(25)	-
	108	126	102	89	4	(25)	404

Freight and other deductions	11	11	21	12	-	-	55
Lumber export taxes	-	-	-	-	-	-	-
Cost of sales	89	91	77	66	4	(25)	302
Selling, general and administrative	3	5	1	3	3	-	15
Share-based compensation	-	-	-	-	2	-	2

Earnings (loss) before the following (adjusted EBITDA):	5	19	3	8	(5)	-	30
Depreciation and amortization	1	4	2	1	1	-	9
Other items (note 8)	-	-	-	-	(13)	-	(13)

Operating earnings	$4	$15	$1	$7	$7	$-	$34

Additions to property, plant and equipment	$1	$34	$1	$1	$-	$-	$37
Total assets	$162	$633	$149	$151	$44	$-	$1,139
Total liabilities	$59	$266	$33	$71	$471	$-	$900

					Quarter ended June 29, 2013 (note 2)
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$95	$120	$98	$86	$-	$-	$399
Internal	15	-	8	-	2	(25)	-
	110	120	106	86	2	(25)	399

Freight and other deductions	10	11	20	13	-	-	54
Lumber export taxes	1	-	-	-	-	-	1
Cost of sales	89	85	81	65	1	(25)	296
Selling, general and administrative	3	5	2	2	6	-	18
Share-based compensation	-	-	-	-	-	-	-

Earnings (loss) before the following (adjusted EBITDA):	7	19	3	6	(5)	-	30
Depreciation and amortization	2	4	3	-	-	-	9
Other items (note 8)	-	-	1	-	2	-	3

Operating earnings (loss)	$5	$15	$(1)	$6	$(7)	$-	$18

Additions to property, plant and equipment	$1	$24	$2	$3	$-	$-	$30

Total assets	$159	$468	$148	$119	$78	$-	$972

Total liabilities	$58	$210	$41	$123	$371	$-	$803

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars)

						Nine months ended June 28, 2014
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$272	$380	$215	$253	$-	$-	$1,120
Internal	47	-	22	-	11	(80)	-
	319	380	237	253	11	(80)	1,120

Freight and other deductions	31	32	46	34	-	-	143
Lumber export taxes	-	-	-	-	-	-	-
Cost of sales	273	282	181	197	11	(80)	864
Selling, general and administrative	9	15	4	8	14	-	50
Share-based compensation	-	-	-	-	2	-	2

Earnings (loss) before the following (adjusted EBITDA):	6	51	6	14	(16)	-	61
Depreciation and amortization	4	11	7	3	1	-	26
Other items (note 8)	-	-	-	-	(21)	-	(21)

Operating earnings (loss)	$2	$40	$(1)	$11	$4	$-	$56

Additions to property, plant and equipment	$4	$104	$3	$2	$-	$-	$113

Total assets	$162	$633	$149	$151	$44	$-	$1,139

Total liabilities	$59	$266	$33	$71	$471	$-	$900

					Nine months ended June 29, 2013 (note 2)
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$266	$343	$322	$251	$-	$-	$1,182
Internal	49	-	23	-	8	(80)	-
	315	343	345	251	8	(80)	1,182

Freight and other deductions	29	27	67	35	-	-	158
Lumber export taxes	2	-	-	-	-	-	2
Cost of sales	259	250	265	191	7	(80)	892
Selling, general and administrative	9	15	6	8	18	-	56
Share-based compensation	-	-	-	-	1	-	1

Earnings (loss) before the following (adjusted EBITDA):	16	51	7	17	(18)	-	73
Depreciation and amortization	6	10	11	2	-	-	29
Other items (note 8)	-	-	23	-	5	-	28

Operating earnings (loss)	$10	$41	$(27)	$15	$(23)	$-	$16

Additions to property, plant and equipment	$3	$72	$8	$6	$1	$-	$90

Total assets	$159	$468	$148	$119	$78	$-	$972

Total liabilities	$58	$210	$41	$123	$371	$-	$803

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

1.	Reporting entity and nature of operations

Tembec Inc. (the “Corporation”) and its subsidiaries (collectively “Tembec” or the “Company”) operate an integrated forest products business.

The Corporation is incorporated and domiciled in Canada and listed on the Toronto Stock Exchange under the symbol TMB. The address of the Company's registered office is 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Quebec, Canada, H3B 1X9.

2.	Basis of presentation

Statement of compliance

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including International Accounting Standard (IAS) 34 – Interim Financial Reporting.

The accounting policies and the basis of presentation applied in these unaudited interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended September 28, 2013, except for the changes in accounting policies described below. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss. The Company’s interim results are not necessarily indicative of its results for a full year.

These unaudited interim consolidated financial statements do not include all of the information and disclosures required in the annual financial statements and, accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 28, 2013.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on July 31, 2014.

Accounting estimates and judgments

The preparation of unaudited interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these unaudited interim consolidated financial statements, the significant judgments made by management in applying the Company’s significant accounting policies and key sources of information were the same as those applied to the consolidated financial statements for the year ended September 28, 2013.

Changes in accounting policies

At the beginning of the fiscal year, the Company adopted the amended IAS 19, Employee Benefits, which changes the recognition and measurement of defined benefit pension plans expense, other benefit plans expense, termination benefits and enhances the disclosure of employee future benefits. The most significant changes include the accounting for past service costs, which are no longer recognized over a service period, but are instead recognized immediately in the period of a plan amendment. In addition, the expected return on plan assets is now assumed to be equal to the discount rate applied to measure the defined benefit obligation. As such, a net interest cost (income) is calculated on the net defined benefit liability (asset). The Company has restated its comparative period results following the adoption of amended IAS 19.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

2.	Basis of presentation (continued) Changes in accounting policies (continued)

The effect of adopting the amended standard on the consolidated balance sheets was as follows:

	As reported	Change	Restated
As at September 29, 2012

Employee future benefits	$285	$2	$287
Deficit	$(453)	$(2)	$(455)

As at September 28, 2013

Employee future benefits	$126	$1	$127
Deficit	$(353)	$(1)	$(354)

The effect of adopting the amended standard on the consolidated statement of net earnings (loss) and comprehensive earnings (loss) for the quarter and nine months ended June 29, 2013, is as follows:

	Quarter ended June 29, 2013
	As reported	Change	Restated
Operating earnings	$17	$1	$18
Net finance costs	17	4	21
Income tax expense	4	-	4
Net loss	(4)	(3)	(7)

Defined benefit pension plans and other benefit plans	30	4	34
Foreign currency translation differences for foreign operations	8	-	8
Total comprehensive earnings	$34	$1	$35

Basic and diluted net loss in dollars per share	$(0.04)		$(0.07)

	Nine months ended June 29, 2013
	As reported	Change	Restated
Operating earnings	$16	$-	$16
Net finance costs	40	13	53
Income tax expense	16	-	16
Net loss	(40)	(13)	(53)

Defined benefit pension plans and other benefit plans	93	14	107
Foreign currency translation differences for foreign operations	12	-	12
Total comprehensive earnings	$65	$1	$66

Basic and diluted net loss in dollars per share	$(0.40)		$(0.53)

The amended IAS 19 had no impact on cash flows from operating activities, cash flows from investing activities and cash flows from financing activities.

The Company also adopted IFRS 7, Financial Instruments – Disclosures, and IFRS 13, Fair Value Measurement. The adoption of these standards had no significant impact on the unaudited interim consolidated financial statements.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Inventories

	June 28,	Sept. 28,
	2014	2013
Finished goods	$126	$111
Logs and wood chips	65	55
Supplies and materials	74	71
	$265	$237

Inventories carried at net realizable value	$23	$22

During the quarters ended in June 2014 and 2013, cost of sales consists primarily of inventories recognized as an expense. Inventories at June 28, 2014, were written down by $3 million (September 28, 2013 - $4 million) to reflect net realizable value being lower than cost. The write-down and reversal, if any, are included in cost of sales.

4.	Property, plant and equipment

	Net book value
	June 28,	Sept. 28,
	2014	2013
Land	$3	$3
Buildings	41	42
Production equipment:
Pulp and paper	256	238
Sawmill	15	15
Forest access roads	10	9
Assets under construction	275	189
	$600	$496

In March 2012, the Company announced a major capital investment to upgrade its specialty cellulose manufacturing facility in Temiscaming, Quebec. The Company had previously indicated that the total construction cost of the project would be approximately $235 million. During the June 2014 quarter, the Company completed a detailed re-estimation exercise for the project and is now forecasting a total estimated cost of $255 million. As at the end of June 2014, the Company had incurred $232 million of capital expenditures for this project and had $13 million of outstanding commitments. For the nine-month period ended June 28, 2014, the Company had total additions to property, plant and equipment of $113 million, of which $95 million was for the upgrade of the specialty cellulose mill.

5.	Operating bank loans

The Canadian operations are supported by a $175 million asset-based revolving credit facility (ABL). On June 26, 2014, the Company disclosed that it had reached an agreement with existing ABL lenders to amend and extend the facility. The maturity date was extended by one year and is now set to expire in March 2018. The amending agreement provides for a one-year reduction of $15 million in ABL reserves, which increases availability by the same amount. As at June 28, 2014, the amount available, based on eligible receivables and inventories, was $158 million of which $79 million was drawn and $56 million was reserved for letters of credit. Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. At the end of June 2014, the amount available was $25 million of which $8 million was drawn.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

6.	Long-term debt

This note provides information about the contractual terms of the Company’s long-term interest-bearing loans and borrowings, which are measured at amortized cost.

		June 28,	Sept. 28,
	Maturity	2014	2013
Tembec Industries Inc. - US $305 million - 11.25% senior secured notes	12/2018	$325	$314
Tembec Energy LP - 6.35% term loan secured by a first ranking charge	07/2022	20	20
Tembec Energy LP - 6.86% term loan secured by a first ranking charge	10/2022	20	-
Tembec Energy LP - 5.5% term loan secured by a second ranking charge	03/2028	75	40
Tembec Energy LP - 5.5% term loan secured by a second ranking charge	03/2020	8	-
Tembec Tartas SAS	Various	15	17
Kirkland Lake Engineered Wood Products Inc.	Various	9	9
Other	Various	2	2
		474	402

Less current portion		19	16
Less unamortized financing costs		17	17
		$438	$369

During the June 2014 quarter, the Company received three advances totalling $15 million (Nine-month period ended June 2014 - $35 million) on the Tembec Energy LP – 5.5%, $75 million term loan secured by a second ranking charge.

During the June 2014 quarter, the Company received two advances totalling $8 million on the Tembec Energy LP – 5.5%, $18 million term loan secured by a second ranking charge.

On October 18, 2013, the Company received an advance of $20 million on the Tembec Energy LP – 6.86%, term loan secured by a first ranking charge.

The Company’s credit agreements contain terms and conditions that could in certain circumstances restrict the ability of the Company to incur or guarantee additional indebtedness, to encumber or dispose of its assets or make certain payments or distributions.

7.	Share capital

Warrants

In connection with the Tembec Energy LP - $18 million term loan facility, the Company granted the lender an option to acquire 712,000 common shares of the Corporation at a price of $3.78 per share. The warrants expire on December 11, 2018.

During the June 2014 quarter, concurrently with the first disbursement under the term loan facility, the Company recorded the estimated value of the warrants, which was determined to be $1 million.

Issued and fully paid

	June 28,	Sept. 28,
	2014	2013
100,000,000 common shares	$564	$564
3,712,000 warrants (Sept 28, 2013 - 3,000,000 warrants)	4	3
	$568	$567

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

7.	Share capital (continued)

Net earnings (loss) per share

The following table provides the reconciliation between basic and diluted net earnings (loss) per share:

	Quarters		Nine months
	2014	2013	2014	2013
		(note 2)		(note 2)
Net earnings (loss)	$30	$(7)	$4	$(53)

Weighted average number of common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Dilutive effect of employees share options and warrants	-	-	-	-

Weighted average number of diluted common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Basic and diluted net earnings (loss) in dollars per share	$0.30	$(0.07)	$0.04	$(0.53)

Share-based compensation

During the December 2013 quarter, non-executive members of the Board of Directors were granted 830,581 Deferred Share Units (DSUs). These DSUs vest in three equal amounts over three years beginning in January 2014. As at June 28, 2014, 1,950,413 DSUs are outstanding with a related liability of $5 million recorded in trade, other payables and accrued charges.

During the December 2013 quarter, 557,808 DSUs were granted to senior executives under the Performance-Conditioned Share Unit (PCSU) plan. As at June 28, 2014, 1,425,016 PCSUs are outstanding with a related liability of $1 million recorded in trade, other payables and accrued charges.

8.	Other items

The following table provides a summary of the other items by business segment of the Company:

	Quarters		Nine months
	2014	2013	2014	2013
		(note 2)		(note 2)

Paper Pulp:
Loss on sale of Skookumchuck, BC, pulp mill	$-	$1	$-	$1
Impairment loss - Skookumchuck, BC, pulp mill	-	-	-	22
	-	1	-	23

Corporate:
Gain on sale of BC lands	(14)	-	(34)	-
Gain on sale of assets	-	-	(1)	(2)
Settlement loss on BC pension plan	-	-	7	-
Reorganization - severance costs	-	-	3	-
Costs for permanently idled facilities	1	2	4	7
	(13)	2	(21)	5
	$(13)	$3	$(21)	$28

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

8.	Other items (continued)

2014

On September 30, 2013, the Company announced the BC Lands Sale Initiative. During the June 2014 quarter, the Company completed the sale of various parcels of land realizing a gain of $14 million on total proceeds of $16 million. For the nine-month period ended June 28, 2014, the Company recorded a gain of $34 million on total proceeds of $39 million.

During the June 2014 quarter, the Company recorded a charge of $1 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal, pension plans administration expenses and remediation activities. For the nine-month period ended June 28, 2014, these charges amounted to $4 million.

On March 10, 2014, the Company recorded a gain of $1 million relating to the sale of its pulp mill located in Chetwynd, British Columbia (BC), for a nominal amount and the assumption of certain liabilities by the buyer.

During the March 2014 quarter, the Company signed an agreement to settle the defined benefit obligations of its BC pension plan and incurred a non-cash settlement loss of $7 million. In relation with the settlement, the Company recorded a $4 million gain in other comprehensive earnings (loss) for previously unrecognized pension assets due to the asset ceiling limit.

During the December 2013 quarter, the Company reorganized certain management functions and roles and recorded a charge of $3 million for severance costs associated with personnel reductions.

2013

On May 17, 2013, the Company sold its pulp mill located in Skookumchuck, BC, for proceeds of $97 million. As a result of the sale, the Company recorded a loss of $1 million in the June 2013 quarter. The following table provides information related to Balance Sheet items of the mill at time of sale:

Current assets	$41
Long-term assets	79
Current liabilities	(12)
Employee future benefits and other (restated note 2)	(10)
$98

During the March 2013 quarter, the Company announced that it had reached an agreement to sell its pulp mill located in Skookumchuck, BC. The Company recorded an impairment charge of $22 million on the non-current assets to reflect anticipated net proceeds of sale.

During the June 2013 quarter, the Company recorded a charge of $2 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal, pension plans administration expenses and remediation activities. For the nine-month period ended June 29, 2013, these charges amounted to $7 million.

During the December 2012 quarter, the Company recorded a gain of $2 million relating to the sale of land and building in Cranbrook, BC.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

9.	Net finance costs

	Quarters		Nine months
	2014	2013	2014	2013
		(note 2)		(note 2)
Interest on long-term debt	$12	$10	$34	$30
Interest on short-term debt	1	1	2	2
Bank charges and other financing expenses	1	1	2	2
Net foreign exchange gain, excluding exchange on long-term debt	-	(2)	(1)	(3)
Exchange loss (gain) on long-term debt	(12)	11	11	21
Net interest cost on defined benefit plans	1	2	3	7
Interest capitalized on assets under construction	(5)	(2)	(12)	(6)
	$(2)	$21	$39	$53

Finance costs	$10	$23	$40	$56
Finance income	(12)	(2)	(1)	(3)
Net finance costs	$(2)	$21	$39	$53

10.	Income taxes

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	Quarters		Nine months
	2014	2013	2014	2013
		(note 2)		(note 2)
Earnings (loss) before income taxes	$36	$(3)	$17	$(37)
Income tax expense (recovery) based on combined federal and provincial income tax rates of 26.2% (2013 - 26.3%)	$9	$(1)	$4	$(9)

Increase (decrease) resulting from:
Difference in statutory income tax rates	2	-	4	4

Permanent differences and other tax adjustments	(2)	4	2	5
Recognition of previously unrecognized tax assets	(3)	-	-	-
Unrecognized tax assets	-	1	3	16
	(3)	5	9	25
Income tax expense	$6	$4	$13	$16

Income taxes:
Current	$5	$4	$14	$14
Deferred	1	-	(1)	2
Income tax expense	$6	$4	$13	$16

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

11.	Employee future benefits

The Company measures its defined benefit obligations and the fair value of plan assets at year-end. At the end of each interim reporting period, the Company estimates changes in its accrued benefit liabilities based upon variations in discount rates and rates of return on plan assets, as well as any significant changes to the plans, if any.

The following table presents the Company’s employee future benefit costs included in net earnings (loss):

	Quarters		Nine months
	2014	2013	2014	2013
		(note 2)		(note 2)
Defined benefit pension plans	$3	$3	$7	$8
Defined contribution and other retirement plans	2	1	5	5
Other benefit plans	-	-	1	1
Current service cost	$5	$4	$13	$14

Administration expenses	$-	$-	$1	$1

Net interest cost	$1	$2	$3	$7

Settlement loss on BC pension plan (note 8)	$-	$-	$7	$-

The variation in discount rate on obligations, the return on plan assets excluding amounts included in net interest on the net liability and the revised mortality table generated a gain (loss) on employee future benefits, included in other comprehensive earnings (loss), as follows:

	Quarters		Nine months
	2014	2013	2014	2013
		(note 2)		(note 2)

Actuarial gain (loss) - variation in discount rate	$(20)	$41	$(47)	$83
Return on plan assets (excluding interest income)	19	(7)	70	24
Actuarial loss - mortality table	(2)	-	(16)	-
Effect of limit on recognition of assets	1	-	-	-
	$(2)	$34	$7	$107

The actuarial loss on variation in discount rate recognized in the statement of comprehensive earnings (loss) for the period ended June 28, 2014, was based on a variation of the discount rate for pension plans from 4.60% used at September 28, 2013, to 4.70% at December 28, 2013, 4.34% at March 29, 2014 and 4.16% at June 28, 2014. The actual rate of return for the nine-month period was 12.7% (annualized 16.9%), which is 9.4% higher than the amount recorded in interest income of 3.3% (annualized 4.6%) .

During the March 2014 quarter, the Canadian Institute of Actuaries issued the Canadian Pensioners’ Mortality Table for private sector pension plans. An actuarial loss of $16 million was recorded to reflect the impact of this table on the Canadian pension plans.

12.	Financial instruments Fair value

The carrying value and the fair value of long-term debt are as follows:

	June 28,	Sept. 28,
	2014	2013
Carrying value	$457	$385
Fair value	$498	$428

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

12.	Financial instruments (continued)

Financial risk management

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	June 28,	Sept. 28,
	2014	2013
Loans and receivables, other than cash, cash equivalents and restricted cash	$183	$167
Cash, cash equivalents and restricted cash	$29	$74

Exposure to liquidity risk

The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments, seasonal working capital requirements and general corporate purposes, which would amount to approximately $135 million to $150 million of liquidity.

Repayment of amounts due within one year is funded by normal collection of current trade accounts receivable. Liquidity in the form of cash, cash equivalents and unused revolving credit facilities is also maintained to assist in the solvency and financial flexibility of the Company. Liquidity as at June 28, 2014, totalled $69 million (September 28, 2013 - $109 million). The Company anticipates that the liquidity will likely remain below its stated objective as the capital expenditures associated with the Temiscaming project continue. In order to address this situation, the Company entered into two secured term loan facilities totalling $133 million of which $10 million is undrawn.

The Company is actively pursuing its BC Land Sales Initiative as well as options to increase liquidity. The Company has an agreement to sell additional parcels for cash proceeds of $20 million. The closing of the transaction is conditional on the purchaser obtaining adequate financing. There can be no assurance that the transaction will be consummated. The Company is also pursuing other alternatives to enhance liquidity including, but not limited to, the potential sale of other assets, the refinancing of existing indebtedness and other capital market initiatives. There can be no assurance that the Company will be successful in its efforts. The Company’s liquidity is also dependent on generating a sufficient amount of adjusted EBITDA and cash flow from operations. These can be significantly impacted by changes to the relative value of the Canadian dollar, product selling prices and the cost of inputs utilized in manufacturing processes. Based on existing liquidity, current initiatives to obtain additional liquidity and anticipated future operating cash flow, the Company believes that it will be able to adequately fund its operations and meet its future obligations as they become due. This determination could be impacted by economic, financial, competitive, legislative and regulatory factors, as well as other events, that are beyond the Company’s control.

The following are the contractual maturities of financial liabilities, including interest payments:

						June 28, 2014
	Carrying		Contractual				After
	amount		cash flows	Year 1	Years 2-3	Years 4-5	5 years
Secured bank loans	$462	(1)	$677	$56	$103	$412	$106
Unsecured loans	12		12	7	4	1	-
Operating bank loans	87		87	87	-	-	-
Trade and others	213		213	213	-	-	-
	$774		$989	$363	$107	$413	$106
(1) before financing costs

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 28, 2014 and June 29, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

13.	Capital management

The Company’s long-term objective is to maintain the net debt to total capitalization ratio at 40% or less. The net debt to total capitalization ratio of the Company was 59% as at June 28, 2014 (September 28, 2013 – 52%). The increase was due to a higher debt borrowed primarily to finance the Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

There were no changes in the Company’s approach to capital management during the period.